

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 6, 2010

<u>Via U.S. Mail and Facsimile to 62-21-30003757</u>

Harry Sasongko Tirtotjondro
President Director and
Chief Executive Officer
PT Indosat Tbk
Indosat Building
Jalan Medan Merdeka Barat, No. 21
Jakarta 10110—Indonesia

> **Re: PT Indosat Tbk**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed June 1, 2010**
> **File No. 001-13330**

Dear Mr. Tirtojondro:

   We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               /s/ Larry Spirgel
               Larry Spirgel
               Assistant Director